Faegre Baker Daniels LLP

2200 Wells Fargo Center, 90 South Seventh Street

Minneapolis, Minnesota 55402-3901

Phone +1 612 766 7000

Fax +1 612 766 1600

July 10, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Oil and Gas, Inc. (the “Company”)

Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 10, 2015 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of the Company, this letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement referenced above relating to the offer (the “Exchange Offer”) to exchange the Company’s $200,000,000 aggregate principal amount of 8.000% Senior Notes due 2020 (the “Exchange Notes”) that will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all outstanding unregistered 8.000% Senior Notes due 2020 (the “Outstanding Notes”).

We hereby inform the Staff that the Company is registering the Exchange Offer in reliance on the Staff position enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”); the Morgan Stanley & Co., Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and the Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection therewith, we represent on behalf of the Company, as follows:

1. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer, and to the best of the Company’s information and belief, each entity participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing Exchange Notes, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or interpretive letters of similar intent, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3. The Company acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4. The Company will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman & Sterling Letter) in connection with any resale of such Exchange Notes.

5. The Company will include in the letter of transmittal language to the effect that:

a. If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

b. If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that (i) it has not entered into any agreement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes and (ii) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer (and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act).

If you have any questions regarding the foregoing please contact me by telephone at (612) 766-7103 or by email at dawn.pruitt@FaegreBD.com.

Very truly yours,

FAEGRE BAKER DANIELS LLP

By:	/s/ Dawn Holicky Pruitt
Dawn Holicky Pruitt